UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)

                               BAB Holdings, Inc.
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title or Class of Securities)


                                  055176 10 01
                                 (CUSIP Number)


            8501 W. Higgins Road, Suite 320, Chicago, Illinois 60631
   Name: Owen Stern, Vice President, Operations Telephone Number: 773-380-6100
          (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                   May 8, 1997
             (Date of Event which Requires Filing of this Statement



CUSIP No.   055176 10 01                        Page 2 of 4 Pages, not including
                                                exhibits
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Owen Stern
                  Ruth Stern
                  Ilona Stern


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                             (b) [ ]


3        SEC USE ONLY


4        SOURCE OF FUNDS
                  Shares acquired in merger/sale of business


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [ ]
                  N/A


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA


                          7      SOLE VOTING POWER         0

         NUMBER OF
          SHARES          8      SHARED VOTING POWER       414,173
       BENEFICIALLY
         OWNED BY         9      SOLE DISPOSITIVE POWER    Owen Stern: 140,945
                                                           Ruth Stern: 136,614
                                                           Ilona Stern: 136,614
      EACH REPORTING
        PERSON WITH      10      SHARED DISPOSITIVE POWER            0


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Owen Stern:       140,945
                  Ruth Stern:       136,614
                  Ilona Stern:      136,614

                  Total:            414,173


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ ]
                  N/A

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)
                  5.5%              Based on 7,601,288 shares outstanding


14       TYPE OF REPORTING PERSON
                  IN (in each case)



                                                Page 3 of 4 Pages, not including
                                                exhibits

ITEM 1.  SECURITY AND ISSUER
         BAB Holdings, Inc.
         8501 W. Higgins Road, Suite 320, Chicago, Illinois 60631
         Common Stock, no par value

ITEM 2.  IDENTITY AND BACKGROUND
   (a)   Name:
         Owen Stern and Ruth Stern (husband and wife) and Ilona Stern
   (b)   Residence or business address:
         Business address of Owen Stern and Ruth Stern is c/o BAB Holdings, Inc., 8501 W. Higgins Road, Suite 320, Chicago, IL 60631. Business address of Ilona Stern is 20 Mill Road, Matawan, NJ.
   (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Ruth Stern, Owen Stern and Ilona Stern are employed by BAB Holdings, Inc. Ruth Stern is Director of Administration -- Special Projects and Owen Stern is Vice President of Operations -- My Favorite Muffin (an executive officer). Ilona Stern is Director of Purchasing and Distribution.
   (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:
         None
   (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:
         None
   (f)   Citizenship:
         All three reporting persons are U.S. citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         413,983 shares were acquired in a merger which effectively transferred ownership and control of businesses owned by the reporting persons to BAB Holdings, Inc., the issuer of the shares which are the subject of this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION
         See response to Item 3, above.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER
   (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2:
         See Page 2, Lines 11 and 13.
   (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:
         See Page 2, Lines 7, 8, 9, and 10.



                                                Page 4 of 4 Pages, not including
                                                exhibits

   (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a):
         None
   (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale or, such securities, a statement to that effect should be included in response to this item:
         None
   (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:
         Not applicable

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
         200,000 of the 413,983 shares are held in escrow pending resolution of certain issues related to the acquisition described in Item 3, above, and may be canceled, in whole or in part, to offset certain liabilities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         None. Joint filing agreement precedes signatures.

SIGNATURE; JOINT AND/OR GROUP FILING AGREEMENT

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

         The undersigned each acknowledge and agree that this Schedule 13D is filed on behalf of each of them.

          5/9/97              /s/ Owen Stern
           Date

          5/9/97              /s/ Ruth Stern
           Date


          5/9/97             /s/ Ilona Stern
           Date